UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Navios Maritime Holdings Inc.

(Name of the Issuer)

Navios Maritime Holdings Inc.

N Logistics Holdings Corporation

Navigation Merger Sub Inc.

N Shipmanagement Acquisition Corp.

Angeliki Frangou

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number of Class of Securities)

Navios Maritime Holdings Inc. Strathvale House, 90 N Church Street P.O. Box 309, Grand Cayman KY1-1104 Cayman Islands Attn: Vasiliki Papaefthymiou, Esq. Telephone: +1 345 232 3067

N Logistics Holdings Corporation
Navigation Merger Sub Inc.

N Shipmanagement Acquisition Corp.

Angeliki Frangou

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn: Vasiliki Papaefthymiou, Esq.

Telephone: +302104595000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attn: Philip Richter (212) 859-8000	Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 Attn: Ryan J. Maierson; Nick S. Dhesi (713) 546-5400	Thompson Hine LLP 300 Madison Avenue, 27th Floor New York, NY 10017 Attn: Todd E. Mason (212) 344-5680

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Exchange Act jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Navios Maritime Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands corporation (the “Company”), the issuer of common stock, par value $0.0001 per share (the “Company Common Stock”), (b) N Logistics Holdings Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (“NLHC”) and controlled by Ms. Angeliki Frangou, (c) Navigation Merger Sub Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of NLHC (“Merger Sub”), (d) N Shipmanagement Acquisition Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“NSC”) and controlled by Ms. Angeliki Frangou, and (e) Ms. Angeliki Frangou.

On September 13, 2023, the Board of Directors of the Company (the “Company Board”) received a non-binding Proposal Letter (the “Proposal Letter”) from NSC to acquire the outstanding shares of Company Common Stock not held by NSC and its affiliates (the “Potential Transaction”) and indicating that NSC would not proceed with the Potential Transaction unless approved by a special committee of independent and disinterested directors of the Company.

After receiving the Proposal Letter, the Company Board formed a special committee (the “Special Committee”) consisting solely of independent and disinterested directors of the Company to evaluate and negotiate the Potential Transaction.

On October 22, 2023, acting on the unanimous recommendation of the Special Committee, the Company Board approved, by unanimous vote of the directors not affiliated with NLHC or its affiliates, and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, NLHC, Merger Sub and, for limited purposes, NSC. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the merger and a subsidiary of NLHC (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held by (i) the Company or any of its subsidiaries or (ii) NLHC or Merger Sub) will be automatically converted into the right to receive the merger consideration of  $2.28 per share of Company Common Stock in cash (the “Per Share Merger Consideration”), without interest and less any required withholding taxes.

The Company’s outstanding shares of (i) 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (and the related American Depositary Shares), (ii) 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (and the related American Depositary Shares), and (iii) Series I Non-Economic Preferred Stock (the “Series I Preferred Stock”) will be unaffected by the Merger and remain outstanding as identical securities of the Surviving Corporation.

The Merger Agreement and the terms of the transactions contemplated thereby, including the Merger, were negotiated on behalf of the Company by the Special Committee, with the assistance of the Special Committee’s financial advisor and legal advisor. The Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and the holders of Company Common Stock (other than NLHC and its affiliates); (ii) approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; (iii) recommended to the Company Board that it approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; and (iv) recommended, subject to the Company Board approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and submitting the Merger Agreement to the stockholders, that the stockholders approve the adoption of the Merger Agreement and the Merger. The Company Board, acting upon the unanimous recommendation of the Special Committee, by unanimous vote of the directors not affiliated with NLHC or its affiliates, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger; (iii) directed that the Merger Agreement be submitted to the stockholders for approval at the Company Stockholders’ Meeting (as defined below) and recommended that the stockholders approve and adopt the Merger Agreement and approve the Merger.

The Company will hold a special meeting of its stockholders (the “Company Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger. In order for the Merger to be completed, the Merger Agreement and the transactions contemplated thereby, including the Merger, must be authorized and approved by the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class.

Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger, NSC, the holder of all of the issued and outstanding shares of Series I Preferred Stock, is required to vote all of the shares of Series I Preferred Stock in favor of the Merger and the Merger Agreement at the Company Stockholders’ Meeting. Since the votes entitled to be cast by NSC in respect of the shares of Series I Preferred Stock represent a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, the voting by NSC of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement will provide sufficient votes to assure that the Merger Agreement will be approved.

The Company is making available to its stockholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the Company Stockholders’ Meeting. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.

ITEM 1 SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

ITEM 2 SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet–The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Special Meeting–Record Date and Quorum”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Additional Information Regarding the Company–Market Price of the Shares of Company Common Stock and Dividends”

(d) Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Additional Information Regarding the Company–Market Price of the Shares of Company Common Stock and Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Additional Information Regarding the Company–Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Additional Information Regarding the Company–Transactions in Common Stock”

•	“Additional Information Regarding the Company–Arrangements of the Buyer Group Involving the Company’s Securities”

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003(a)-(c)

(a) Name and Address. Navios Maritime Holdings Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet–The Parties to the Merger Agreement”

•	“Additional Information Regarding the Company”

•	“Additional Information Regarding the Buyer Group”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet–The Parties to the Merger Agreement”

•	“Additional Information Regarding the Company”

•	“Additional Information Regarding the Buyer Group”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Additional Information Regarding the Company–Information Regarding the Company’s Directors and Executive Officers”

•	“Additional Information Regarding the Buyer Group”

ITEM 4 TERMS OF THE TRANSACTION

Regulation M-A Item 1004(a), (c)-(f)

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“Special Factors”

•	“The Special Meeting”

•	“The Merger Agreement”

•	“Annex A–Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“The Special Meeting–Required Vote”

•	“The Merger Agreement”

•	“Provisions for Public Stockholders”

•	“Additional Information Regarding the Company–Arrangements of the Buyer Group Involving the Company’s Securities”

•	“Annex A–Agreement and Plan of Merger”

(d) Dissenters’ Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet–No Appraisal Rights”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“Special Factors–No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Public Stockholders”

(f) Eligibility of Listing or Trading. Not applicable.

ITEM 5 PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005(a)-(c), (e)

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Additional Information Regarding the Company–Transactions in Common Stock”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Additional Information Regarding the Company–Transactions in Common Stock”

•	“Additional Information Regarding the Company–Arrangements of the Buyer Group Involving the Company’s Securities”

•	“Annex A–Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Certain Effects of the Merger”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Additional Information Regarding the Company–Arrangements of the Buyer Group Involving the Company’s Securities”

•	“Annex A–Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Certain Effects of the Merger”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Additional Information Regarding the Company–Transactions in Common Stock”

•	“Additional Information Regarding the Company–Arrangements of the Buyer Group Involving the Company’s Securities”

•	“Annex A–Agreement and Plan of Merger”

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Regulation M-A Item 1006(b), (c)(1)-(8)

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Certain Effects of the Merger”

•	“The Merger Agreement”

•	“Annex A–Agreement and Plan of Merger”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Certain Effects of the Merger”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Additional Information Regarding the Company–Arrangements of the Buyer Group Involving the Company’s Securities”

•	“Annex A–Agreement and Plan of Merger”

ITEM 7 PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a) Purpose. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders;”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Plans for the Company if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Certain Effects of the Merger”

•	“Special Factors–Opinion of the Financial Advisor to the Special Committee”

•	“Additional Information Regarding the Company–Market Price of the Shares of Company Common Stock and Dividends”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Certain Effects of the Merger”

•	“Special Factors–Plans for the Company if the Merger is Not Completed”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“Special Factors–Material Tax Considerations”

•	“The Merger Agreement”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Annex A–Agreement and Plan of Merger”

ITEM 8 FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) - (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Recommendation of the Special Committee”

•	“Special Factors–Recommendation of the Company Board”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Opinion of the Financial Advisor to the Special Committee”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Annex B – Opinion of Jefferies LLC”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“The Special Meeting–Required Vote”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Recommendation of the Special Committee”

•	“Special Factors–Recommendation of the Company Board”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“Special Factors–Opinion of the Financial Advisor to the Special Committee”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Recommendation of the Special Committee”

•	“Special Factors–Recommendation of the Company Board”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

ITEM 9 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A Item 1015

(a) - (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Jefferies LLC and provided to the Special Committee, dated October 4, 2023, October 11, 2023, October 20, 2023 and October 22, 2023 are set forth as Exhibits (c)(2) - (c)(5), respectively, hereto and are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet–Opinion of the Financial Advisor to the Special Committee”

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Opinion of the Financial Advisor to the Special Committee”

•	“Special Factors–Financial Projections Prepared by the Company”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

•	“Annex B–Opinion of Jefferies LLC”

The written opinion of Jefferies LLC is attached to the Proxy Statement as Annex B and is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

•	“Letter to the Stockholders of Navios Maritime Holdings Inc. from the Chairman of the Special Committee”

•	“Notice of Special Meeting of Stockholders of Navios Maritime Holdings Inc.”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company Common Stock or his, her or its representative who has been so designated in writing.

ITEM 10 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Source of Funds”

•	“The Merger Agreement”

•	“Annex A–Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Summary Term Sheet–The Merger Agreement”

•	“Special Factors–Source of Funds”

(c) Expenses. The information set forth in the Proxy Stgatement under the following caption is incorporated herein by reference:

•	“Special Factors–Estimated Fees and Expenses of the Merger”

(d) Borrowed Funds. Not applicable.

ITEM 11 INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Additional Information Regarding the Company–Transactions in Common Stock”

•	“Additional Information Regarding the Company–Arrangements of the Buyer Group Involving the Company’s Securities”

ITEM 12 THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012(d)-(e)

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“The Special Meeting–Required Vote”

•	“The Merger Agreement”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Annex A–Agreement and Plan of Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders;”

•	“Special Factors–Recommendation of the Special Committee”

•	“Special Factors–Recommendation of the Company Board”

•	“Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders”

ITEM 13 FINANCIAL STATEMENTS

Regulation M-A Item 1010(a)-(b)

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2022 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2022, filed on March 28, 2023 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2023 and 2022 are incorporated herein by reference to the Company’s report on Form 6-K filed on September 7, 2023.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Financial Projections Prepared by the Company”

•	“Additional Information Regarding the Company–Summary Historical Consolidated Financial Data”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•	“The Special Meeting”

•	“Special Factors–Background of the Merger”

•	“Special Factors–Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders”

•	“Special Factors–Opinion of the Financial Advisor to the Special Committee”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors–Interests of Certain Persons in the Merger”

•	“The Parties to the Merger”

•	“Additional Information Regarding the Company–Security Ownership of Management and Certain Beneficial Owners”

•	“Additional Information Regarding the Company–Information Regarding the Company’s Directors and Executive Officers”

ITEM 15 ADDITIONAL INFORMATION

Regulation M-A Item 1011(b)-(c)

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16 EXHIBITS

Regulation M-A Item 1016(a)-(d), (f)-(g)

(a)-(1)	Proxy Statement of the Company (the “Proxy Statement”), dated November 13, 2023

(a)-(2)	Letter to the Stockholders of Navios Maritime Holdings Inc. from the Chairman of the Special Committee, incorporated herein by reference to the Proxy Statement

(a)-(3)	Notice of Special Meeting of Stockholders of Navios Maritime Holdings Inc., incorporated herein by reference to the Proxy Statement

(a)-(4)	Form of Proxy Card

(c)-(1)	Opinion of Jefferies LLC, dated October 22, 2023, incorporated herein by reference to Annex B to the Proxy Statement

(c)-(2)	Presentation materials prepared by Jefferies LLC, dated October 4, 2023, for the Special Committee

(c)-(3)	Presentation materials prepared by Jefferies LLC, dated October 11, 2023, for the Special Committee

(c)-(4)	Presentation materials prepared by Jefferies LLC, dated October 20, 2023, for the Special Committee

(c)-(5)	Presentation materials prepared by Jefferies LLC, dated October 22, 2023, for the Special Committee

(d)-(1)	Agreement and Plan of Merger, dated October 22, 2023, by and among Navios Maritime Holdings Inc., N Logistics Holdings Corporation, Navigation Merger Sub Inc., and, for limited purposes, N Shipmanagement Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d)-(2)	Amendment No. 1, dated October 22, 2023, to the Convertible Debenture, dated January 3, 2022, between Navios Maritime Holdings Inc. and N Shipmanagement Acquisition Corp. (as transferee of Navios Shipmanagement Holdings Corporation) (incorporated by reference to Exhibit 4.1 of the Form 6-K filed by Navios Maritime Holdings Inc. on October 24, 2023).

(d)-(3)	Convertible Debenture, dated January 3, 2022, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (incorporated by reference to Exhibit 99.1 of Amendment No. 13 to the Schedule 13D filed by Angeliki Frangou and the other filing persons on January 10, 2022).

107	Calculation of Filing Fee Tables

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Secretary

N LOGISTICS HOLDINGS CORPORATION

By:	/s/ Sofia Tavla
Name:	Sofia Tavla
Title:	Secretary

N SHIPMANAGEMENT ACQUISITION CORP.

By:	/s/ Brigido Navarro
Name:	Brigido Navarro
Title:	President

NAVIGATION MERGER SUB INC

By:	/s/ Sofia Tavla
Name:	Sofia Tavla
Title:	Secretary

/s/ Angeliki Frangou
Angeliki Frangou